SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Centrus Energy Corp.
(Name of Issuer)

Class A Common Stock, par value $0.10 per share
(Title of Class of Securities)

15643U104
(CUSIP Number)

Neil S. Subin, 2336 SE Ocean Blvd., Suite 400, Stuart, Florida 34996 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	15643U104

1	NAME OF REPORTING PERSON Neil S. Subin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		34,528
	8	SHARED VOTING POWER
		600,139(2)
	9	SOLE DISPOSITIVE POWER
		34,528 (1)
	10
		SHARED DISPOSITIVE POWER
		600,139 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 634,667(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%(3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 34,528 restricted stock units held of record by Mr. Subin which have vested or will vest within sixty days, but does not include 2,577 restricted stock units which will not vest within sixty days.

(2)	Represents (i) 23,622 shares of Class A Common Stock, par value $0.10 per share (“Class A Common Stock”) of Centrus Energy Corp. (the “Issuer”) owned of record by Susan F. Miller Spousal Trust A-4,; (ii) 23,622 shares of Class A Common Stock owned of record by Miller Family Education and Medical Trust, (iii) 47,245 shares of Class A Common Stock owned of record by Marli B. Miller Trust A-4; (iv) 18,127 shares of Class A Common Stock owned of record by Catherine Miller Trust C; (v) 47,795 shares of Class A Common Stock owned of record by the Susan Miller Spousal IRA; (vi) 171,725 shares of Class A Common Stock owned of record by Milfam II L.P.; (vii) 56,074 shares of Class A Common Stock owned of record by LIM III Estate LLC; (viii) 2,464 shares of Class A Common Stock owned of record by Catherine Miller Irrevocable Trust; and (ix) 209,465 shares of Class A Common Stock owned of record by Milfam Investments LLC. Mr. Subin is the President and Manager of MILFAM LLC, which serves as manager, general partner, or advisor of a number of the foregoing entities, and he also serves as trustee of a number of a number of the foregoing trusts for the benefit of the family of the late Mr. Lloyd I. Miller, III, consequently, he may be deemed the beneficial owner of the shares specified in clauses (i) through (ix) of the preceding sentence. Mr. Subin disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(3)	The percentage reported in this Amendment No. 4 to Schedule 13D (this “Amendment”) is based upon 13,954,174 shares of Class A Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1) of the Securities and Exchange Act of 1934, as amended, calculated as the sum of 13,919,646 shares of Class A Common Stock outstanding as reported by the Issuer on its Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on February 22, 2023 (the “10-K”), plus 34,528 shares of Class A Common Stock of the Issuer issuable under restricted stock units held by Mr. Subin.

CUSIP No.	15643U104

1	NAME OF REPORTING PERSON MILFAM LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		0
	8	SHARED VOTING POWER
		549,880 (1)
	9	SOLE DISPOSITIVE POWER
		0
	10
		SHARED DISPOSITIVE POWER
		549,880 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 549,880 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents (i) 23,622 shares of Class A Common Stock owned of record by Susan F. Miller Spousal Trust A-4; (ii) 23,622 shares of Class A Common Stock owned of record by Miller Family Education and Medical Trust; (iii) 47,245 shares of Class A Common Stock owned of record by Marli B. Miller Trust A-4; (iv) 18,127 shares of Class A Common Stock owned of record by Catherine Miller Trust C; (v) 171,725 shares of Class A Common Stock owned of record by Milfam II L.P.; (vi) 56,074 shares of Class A Common Stock owned of record by LIM III Estate LLC; and (vii) 209,465 shares of Class A Common Stock owned of record by Milfam Investments LLC. MILFAM LLC serves as manager, general partner, or advisor of the foregoing entities, it may be deemed the beneficial owner of the shares specified in clauses (i) through (vi) of the preceding sentence. MILFAM LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Amendment is based upon 13,919,646 shares of Class A Common Stock outstanding as reported by the Issuer on its 10-K filed with the SEC on February 22, 2023.

CUSIP No.	15643U104

1	NAME OF REPORTING PERSON Susan F. Miller Spousal Trust A-4
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		0
	8	SHARED VOTING POWER
		23,622
	9	SOLE DISPOSITIVE POWER
		0
	10
		SHARED DISPOSITIVE POWER
		23,622

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,622
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%(1)
14	TYPE OF REPORTING PERSON OO

(1)	The percentage reported in this Amendment is based upon 13,919,646 shares of Class A Common Stock outstanding as reported by the Issuer on its 10-K filed with the SEC on February 22, 2023.

CUSIP No.	15643U104

1	NAME OF REPORTING PERSON Miller Family Education and Medical Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		0
	8	SHARED VOTING POWER
		23,622
	9	SOLE DISPOSITIVE POWER
		0
	10
		SHARED DISPOSITIVE POWER
		23,622

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,622
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%(1)
14	TYPE OF REPORTING PERSON OO

(1)	The percentage reported in this Amendment is based upon 13,919,646 shares of Class A Common Stock outstanding as reported by the Issuer on its 10-K filed with the SEC on February 22, 2023.

CUSIP No.	15643U104

1	NAME OF REPORTING PERSON Marli B. Miller Trust A-4
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		0
	8	SHARED VOTING POWER
		47,245
	9	SOLE DISPOSITIVE POWER
		0
	10
		SHARED DISPOSITIVE POWER
		47,245

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,245
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%(1)
14	TYPE OF REPORTING PERSON OO

(1)	The percentage reported in this Amendment is based upon 13,919,646 shares of Class A Common Stock outstanding as reported by the Issuer on its 10-K filed with the SEC on February 22, 2023.

CUSIP No.	15643U104

1	NAME OF REPORTING PERSON Catherine Miller Trust C
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		0
	8	SHARED VOTING POWER
		18,127
	9	SOLE DISPOSITIVE POWER
		0
	10
		SHARED DISPOSITIVE POWER
		18,127

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,127
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%(1)
14	TYPE OF REPORTING PERSON OO

(1)	The percentage reported in this Amendment is based upon 13,919,646 shares of Class A Common Stock outstanding as reported by the Issuer on its 10-K filed with the SEC on February 22, 2023.

CUSIP No.	15643U104

1	NAME OF REPORTING PERSON Susan Miller Spousal IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		0
	8	SHARED VOTING POWER
		47,795
	9	SOLE DISPOSITIVE POWER
		0
	10
		SHARED DISPOSITIVE POWER
		47,795

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,795
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%(1)
14	TYPE OF REPORTING PERSON OO

(1)	The percentage reported in this Amendment is based upon 13,919,646 shares of Class A Common Stock outstanding as reported by the Issuer on its 10-K filed with the SEC on February 22, 2023.

CUSIP No.	15643U104

1	NAME OF REPORTING PERSON Milfam II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		0
	8	SHARED VOTING POWER
		171,725
	9	SOLE DISPOSITIVE POWER
		0
	10
		SHARED DISPOSITIVE POWER
		171,725

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,725
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%(1)
14	TYPE OF REPORTING PERSON PN

(1)	The percentage reported in this Amendment is based upon 13,919,646 shares of Class A Common Stock outstanding as reported by the Issuer on its 10-K filed with the SEC on February 22, 2023.

CUSIP No.	15643U104

1	NAME OF REPORTING PERSON Catherine Miller Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		0
	8	SHARED VOTING POWER
		2,464
	9	SOLE DISPOSITIVE POWER
		0
	10
		SHARED DISPOSITIVE POWER
		2,464

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,464
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(1)
14	TYPE OF REPORTING PERSON OO

(1)	The percentage reported in this Amendment is based upon 13,919,646 shares of Class A Common Stock outstanding as reported by the Issuer on its 10-K filed with the SEC on February 22, 2023.

CUSIP No.	15643U104

1	NAME OF REPORTING PERSON LIM III Estate LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		0
	8	SHARED VOTING POWER
		56,074
	9	SOLE DISPOSITIVE POWER
		0
	10
		SHARED DISPOSITIVE POWER
		56,074

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,074
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%(1)
14	TYPE OF REPORTING PERSON OO

(1)	The percentage reported in this Amendment is based upon 13,919,646 shares of Class A Common Stock outstanding as reported by the Issuer on its 10-K filed with the SEC on February 22, 2023.

CUSIP No.	15643U104

1	NAME OF REPORTING PERSON Milfam Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		0
	8	SHARED VOTING POWER
		209,465
	9	SOLE DISPOSITIVE POWER
		0
	10
		SHARED DISPOSITIVE POWER
		209,465

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 209,465
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%(1)
14	TYPE OF REPORTING PERSON OO

(1)	The percentage reported in this Amendment is based upon 13,919,646 shares of Class A Common Stock outstanding as reported by the Issuer on its 10-K filed with the SEC on February 22, 2023.

AMENDMENT NO. 4 TO SCHEDULE 13D

This Amendment is being filed with the SEC on behalf of (i) Mr. Neil S. Subin, (ii) MILFAM LLC, (iii) Susan F. Miller Spousal Trust A-4 (“Spousal A-4”), (iv) Miller Family Education and Medical Trust (“Miller Family Trust”), (v) Marli B. Miller Trust A-4 (“MBM Trust A-4”), (vi) Catherine Miller Trust C (“Trust C”), (vii) the Susan Miller Spousal IRA (the “Spousal IRA”), (viii) Milfam II, L.P. (“Milfam II”), (ix) Catherine Miller Irrevocable Trust (“Catherine GST”), (x) LIM III Estate LLC (“LIM Estate”), and (xi) Milfam Investments LLC (“MINVEST”), and such persons, trusts and entities named in items (i) through (xi), collectively, the “Reporting Persons”) relating to shares of Class A Common Stock of the Issuer. This Amendment modifies the original Schedule 13D filed by Mr. Subin on January 23, 2018, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons (excluding MINVEST) on June 19, 2020, Amendment No. 2 to the Schedule 13D filed by the Reporting Persons (excluding Spousal A-4 and Miller Family Trust) on August 21, 2020, and Amendment No. 3 to the Schedule 13D filed by the Reporting Persons (excluding LIM Estate) on November 24, 2021 (as previously amended, the “Prior 13D”).

This Amendment is being filed to report that certain Reporting Persons sold 603,257 shares of Class A Common Stock in open market transactions, and to report a change in the Reporting Persons beneficial ownership percentage due to an increase in the Issuer’s outstanding Class A Common Stock shares. In addition, this Amendment is being filed to report certain transfers of shares of Class A Common Stock, resulting in the addition of one new Reporting Person, LIM Estate. On September 30, 2022, Lloyd I. Miller, III Trust A-4 transferred 110,118 shares of Class A Common Stock to LIM Estate. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Prior 13D. Except as expressly amended and supplemented by this Amendment, the Prior 13D is not amended or supplemented in any respect, and the disclosures set forth in the Prior 13D, other than as amended herein are incorporated by reference herein.

Item 2. Identity and Background

Item 2(a), (b), (c) and (f) is hereby amended and restated, in its entirety, as follows:

i.	Mr. Subin, whose principal business address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Mr. Subin’s principal occupation is investing assets held, among others, by or on behalf of or for the benefit of himself, his family and its entities, and the Miller Entities. Mr. Subin is a United States citizen.

ii.	MILFAM LLC, whose principal executive offices are located at 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. The principal business of MILFAM LLC is managing and investing assets held, among others, by or on behalf of or for the benefit of, and advising, certain of the Miller Entities and other entities. MILFAM LLC is a limited liability company formed under the laws of Delaware. Mr. Subin is the manager of MILFAM LLC.

iii.	Spousal A-4, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. The principal business of Spousal A-4 is a trust for the benefit of the Miller Family. To the extent such concept is applicable, Spousal A-4 is a United States citizen. MILFAM LLC is the investment advisor of Spousal A-4.

iv.	Miller Family Trust, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Miller Family Trust is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. MILFAM LLC is the investment advisor of the Miller Family Trust.

v.	MBM Trust A-4, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. MBM - Trust A-4 is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. MILFAM LLC is the investment advisor of MBM Trust A-4.

vi.	Trust C, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. To the extent such concept is applicable, the trust is a United States citizen. MILFAM LLC is the investment advisor of Trust C.

vii.	The Spousal IRA, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. To the extent such concept is applicable, the Spousal IRA is a United States citizen. Mr. Subin is the agent of the Spousal IRA.

viii.	Milfam II, whose principal executive offices are located at 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. The principal business of Milfam II is as an investment fund. Milfam II is a limited partnership formed under the laws of Delaware. MILFAM LLC is the general partner of Milfam II.

ix.	Catherine GST, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Catherine GST is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. Mr. Subin is the trustee of Catherine GST.

x.	LIM Estate, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. The principal business of LIM Estate is to hold investments. LIM Estate is a limited liability company formed under the laws of Delaware. MILFAM LLC is the manager of LIM Estate.

xi.	MINVEST, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. The principal business of MINVEST is to hold investments. MINVEST is a limited liability company formed under the laws of Delaware. MILFAM LLC is the manager of MINVEST.

Item 2(d) is hereby amended and restated, in its entirety, as follows:

(d)

No Reporting Person has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the knowledge of the Reporting Persons, no person specified by Instruction C has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e) is hereby amended and restated, in its entirety, as follows:

(e)

No Reporting Person, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of the Reporting Persons, no persons specified by Instruction C, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of the Transaction

Item 4 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Prior 13D):

This Amendment is being filed to report that certain Reporting Persons sold 60,276 shares of Class A Common Stock in open market transactions, and to report a change in the Reporting Persons beneficial ownership percentage due to an increase in the Issuer’s outstanding Class A Common Stock shares. In addition, this Amendment is being filed to report certain transfers of shares of Class A Common Stock, resulting in the addition of one new Reporting Person, LIM Estate. On September 30, 2022, Lloyd I. Miller, III Trust A-4 transferred 110,118 shares of Class A Common Stock to LIM Estate.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and modified to include the following:

(a) See rows (11) and (13) of the cover pages to this Amendment for the aggregate number of shares of Class A Common Stock and percentages of the shares of Class A Common Stock beneficially owned by each Reporting Person.

(b) See rows (7) through (10) of the cover pages to this Amendment for the number of shares of Class A Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The Reporting Persons engaged in the following open market transactions:

Date	Transaction	Entity	Quantity	Price Per Share
02-27-23	Sale	Trust C	(79)	$48.1848
02-27-23	Sale	MBM Trust A-4	(207)	$48.1848
02-27-23	Sale	LIM Estate	(246)	$48.1848
02-27-23	Sale	Spousal IRA	(209)	$48.1848
02-27-23	Sale	Milfam II	(752)	$48.1848
02-27-23	Sale	MINVEST	(917)	$48.1848
02-27-23	Sale	Catherine GST	(11)	$48.1848
02-27-23	Sale	Miller Family Trust	(103)	$48.1848
02-27-23	Sale	Spousal A-4	(103)	$48.1848
02-28-23	Sale	Trust C	(762)	$45.0759
02-28-23	Sale	MBM Trust A-4	(1,987)	$45.0759
02-28-23	Sale	LIM Estate	(2,359)	$45.0759
02-28-23	Sale	Spousal IRA	(2,010)	$45.0759
02-28-23	Sale	Milfam II	(7,224)	$45.0759
02-28-23	Sale	MINVEST	(8,811)	$45.0759
02-28-23	Sale	Catherine GST	(104)	$45.0759
02-28-23	Sale	Miller Family Trust	(994)	$45.0759
02-28-23	Sale	Spousal A-4	(994)	$45.0759
03-01-23	Sale	Trust C	(1,821)	$44.5393
03-01-23	Sale	MBM Trust A-4	(4,745)	$44.5393
03-01-23	Sale	LIM Estate	(5,632)	$44.5393
03-01-23	Sale	Spousal IRA	(4,800)	$44.5393
03-01-23	Sale	Milfam II	(17,247)	$44.5393
03-01-23	Sale	MINVEST	(21,038)	$44.5393
03-01-23	Sale	Catherine GST	(247)	$44.5393
03-01-23	Sale	Miller Family Trust	(2,373)	$44.5393
03-01-23	Sale	Spousal A-4	(2,373)	$44.5393
03-02-23	Sale	Trust C	(1,723)	$42.8444
03-02-23	Sale	MBM Trust A-4	(4,492)	$42.8444
03-02-23	Sale	LIM Estate	(5,331)	$42.8444
03-02-23	Sale	Spousal IRA	(4,544)	$42.8444
03-02-23	Sale	Milfam II	(16,328)	$42.8444
03-02-23	Sale	MINVEST	(19,916)	$42.8444
03-02-23	Sale	Catherine GST	(234)	$42.8444
03-02-23	Sale	Miller Family Trust	(2,246)	$42.8444
03-02-23	Sale	Spousal A-4	(2,246)	$42.8444
03-03-23	Sale	Trust C	(5,346)	$42.9938
03-03-23	Sale	MBM Trust A-4	(13,934)	$42.9938
03-03-23	Sale	LIM Estate	(16,537)	$42.9938
03-03-23	Sale	Spousal IRA	(14,096)	$42.9938
03-03-23	Sale	Milfam II	(50,645)	$42.9938
03-03-23	Sale	MINVEST	(61,777)	$42.9938
03-03-23	Sale	Catherine GST	(727)	$42.9938
03-03-23	Sale	Miller Family Trust	(6,967)	$42.9938
03-03-23	Sale	Spousal A-4	(6,967)	$42.9938
03-06-23	Sale	MINVEST	(22,760)	$41.0094
03-06-23	Sale	Milfam II	(18,658)	$41.0094
03-06-23	Sale	LIM Estate	(6,092)	$41.0094
03-06-23	Sale	Spousal IRA	(5,193)	$41.0094
03-06-23	Sale	MBM Trust A-4	(5,133)	$41.0094
03-06-23	Sale	Miller Family Trust	(2,567)	$41.0094
03-06-23	Sale	Spousal A-4	(2,567)	$41.0094
03-06-23	Sale	Trust C	(1,969)	$41.0094
03-06-23	Sale	Catherine GST	(268)	$41.0094
03-07-23	Sale	MINVEST	(66,673)	$41.5009
03-07-23	Sale	Milfam II	(54,658)	$41.5009
03-07-23	Sale	LIM Estate	(17,847)	$41.5009
03-07-23	Sale	Spousal IRA	(15,212)	$41.5009
03-07-23	Sale	MBM Trust A-4	(15,037)	$41.5009
03-07-23	Sale	Miller Family Trust	(7,518)	$41.5009
03-07-23	Sale	Spousal A-4	(7,518)	$41.5009
03-07-23	Sale	Trust C	(5,769)	$41.5009
03-07-23	Sale	Catherine GST	(784)	$41.5009

(d) Persons other than Mr. Subin have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) Not Applicable.

Item 7. Materials to be Filed as Exhibits:

Item 7 is hereby amended and restated, in its entirety as follows:

99.1	Joint Filing Agreement, dated March 9, 2023

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2023

/s/ Neil S. Subin
Neil S. Subin

MILFAM LLC

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

SUSAN F. Miller spousal trust A-4

By:	MILFAM LLC
Its:	Investment Advisor

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

Miller family education and medical trust

By:	MILFAM LLC
Its:	Investment Advisor

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

Marli B. miller Trust A-4

By:	MILFAM LLC
Its:	Investment Advisor

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

CATHERINE MILLER TRUST C

By:	MILFAM LLC
Its:	Investment Advisor

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

SUSAN MILLER SPOUSAL IRA

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Agent

miLFAM II L.P.

By:	MILFAM LLC
Its:	General Partner

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

catherine c. miller irrevocable trust

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Trustee

LIM III ESTATE LLC

By:	MILFAM LLC
Its:	Manager

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

MILFAM INVESTMENTS LLC

By:	MILFAM LLC
Its:	Manager

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager